Exhibit 11

CREATIVE COMPUTER APPLICATIONS, INC.

COMPUTATION OF EARNINGS PER COMMON SHARE

	Three Months Ended November 30,
	2002	2001

AVERAGE MARKET PRICE PER SHARE	$1.12	$0.59

NET INCOME	$47,983	$29,977

Basic weighted average number of common shares outstanding	3,266,400	3,224,358
Diluted effect of stock options	116,086	—
Diluted weighted average number of common shares outstanding	3,382,486	,224,358
Basic earnings per share	$.02	$.01
Diluted earnings per share	$.01	$.01